April 23, 2007

Via EDGAR and Fax (202) 772-9205

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, NE
Washington, DC 20549

RE:	Five Star Quality Care, Inc.
Preliminary Proxy Materials on Schedule 14A
Registration No. 1-16817
Filed on March 30, 2007

Dear Mr. Spirgel:

The purpose of this letter is to respond to the letter of April 18, 2007 we received from you. For your convenience, your comment appears in bold text, followed by our response.

1.
We note that shareholders are being asked to “consider and vote upon an amendment to [y]our charter that will provide that any shareholder who violates [y]our charter or bylaws will indemnify and hold [Five Star Quality Care, Inc.] harmless from and against all costs, expenses, penalties, fines and other amounts, including attorneys’ and other professional fees, arising from the shareholder’s violation, together with interest on such amounts.”

Please expand the disclosure accompanying the proposal to provide shareholders with more detailed disclosure about this proposal. Please address, for example, the following in your proxy materials:

●	Why the company is seeking to amend the charter at this time;
●	Examples of potential shareholder violations of the charter or bylaws that are envisioned to be actionable pursuant to the proposed amendment to the charter;
●	The nature of the damages that the amendment is designed to protect the company from pursuant to legal actions resulting from shareholder violation of the company charter and/or bylaws;
●	Whether the company has, in the past, been subjected to lawsuits seeking damages related to shareholder violations of the company’s charter and/or bylaws;
●	The basis for the company’s belief that proposal 2 is enforceable under Maryland law.

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
April 23, 2007

In response to your comment and as Bill Curry of Sullivan & Worcester LLP discussed with Paul Fischer, we have eliminated Item 2 from our proxy statement.

We acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in our filing;
●	the staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
●	we may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (617) 796-8214 if you have any questions or require additional information.

Sincerely,
FIVE STAR QUALITY CARE, INC.

/s/ Bruce J. Mackey Jr.
Bruce J. Mackey Jr.
Treasurer & Chief Financial Officer